Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-26097

                                2,166,641 Shares

                             UCAR INTERNATIONAL INC.
                                  COMMON STOCK
                                ($.01 par value)


         This Prospectus relates to the offer and sale of 2,166,641 shares (the "Shares") of common stock, $.01 par value ("Common Stock"), of UCAR International Inc. ("UCAR" and, together with its subsidiaries, the "Company") by or on behalf of certain stockholders of UCAR (the "Selling Stockholders"). See "Selling Stockholders."

         The Shares may be offered and sold from time to time by one or more of the Selling Stockholders. No Selling Stockholder is required to offer or sell any of his Shares. The Selling Stockholders anticipate that, if and when offered and sold, the Shares will be offered and sold in transactions effected on the New York Stock Exchange, Inc. (the "NYSE") at then prevailing market prices. The Selling Stockholders reserve the right, however, to offer and sell the Shares on any other national securities exchange on which the Common Stock is or may become listed or in the over-the-counter market, in each case at then prevailing market prices, or in privately negotiated transactions at a price then to be negotiated. All offers and sales made on the NYSE or any other national securities exchange or in the over-the-counter market will be made through or to licensed brokers and dealers. All proceeds from the sale of the Shares will be paid directly to the Selling Stockholders and will not be deposited in an escrow, trust or other similar arrangement. UCAR will not receive any of the proceeds from the sales by the Selling Stockholders. No discounts, commissions or other compensation will be allowed or paid by the Selling Stockholders or UCAR in connection with the offer and sale of the Shares, except that usual and customary brokers' commissions may be paid by the Selling Stockholders. Upon any sale of the Shares offered hereby, the Selling Stockholders and participating agents, brokers or dealers may be deemed to be underwriters as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), and commissions or discounts or any profit realized on the resale of such securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The legal, accounting and other fees and expenses to be paid by UCAR related to the offer and sale of the Shares contemplated hereby are estimated to be $35,000.

         The Common Stock is traded on the NYSE under the symbol "UCR." On May 7, 1997, the last reported sale price of the Common Stock, as reported on the NYSE Composite Tape, was $42.50 per share.


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                   The date of this Prospectus is May 7, 1997.

         No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this Prospectus in connection with the offering made hereby. If given or made, such information or representation must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it would be unlawful to make such an offer or solicitation in such jurisdiction.


                              AVAILABLE INFORMATION

         UCAR is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy and information statements and other information so filed may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such reports, proxy and information statements and other information can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants (including UCAR) that file electronically with the Commission. The address of such Web site is http://www.sec.gov. The Common Stock is listed on the NYSE, and reports, proxy and information statements and other information filed with the Commission can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

         UCAR has filed with the Commission a Registration Statement on Form S-3 (together with amendments, exhibits, schedules and supplements thereto, the "Registration Statement") under the Securities Act with respect to the Shares. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. Information omitted has been omitted as permitted by the rules and regulations of the Commission. For further information with respect to UCAR and the Shares, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions in such exhibit, to which reference is hereby made. The Registration Statement may be inspected at, and copies of all or any portion of the Registration Statement can be obtained at prescribed rates from, the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.

         UCAR is a corporation formed under the laws of the State of Delaware on November 24, 1993. The mailing address of its principal executive office is 39 Old Ridgebury Road, Danbury, Connecticut 06817. The telephone number of such office is (203) 207-7700.

                           INCORPORATION OF DOCUMENTS
                                  BY REFERENCE

      The following documents previously filed by UCAR with the Commission are incorporated by reference in this Prospectus:

         (a) UCAR's Annual Report on Form 10-K for the year ended December 31, 1996;

         (b) all other reports filed by the Company pursuant to Section 13(a) or Section 15(d) of the Exchange Act since December 31, 1996, the last day of the fiscal year covered by the Company's Annual Report on Form 10-K referred to in item (a) above; and

         (c) the description of UCAR's capital stock contained in UCAR's Registration Statement on Form 8-A dated July 28, 1995, as updated by any amendment or report filed for the purpose of updating such description.

         In addition, all documents filed by UCAR pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         UCAR  will  provide  without  charge  to  each  person,  including  any beneficial owner of Common Stock, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in the documents that this Prospectus incorporates by reference). Such requests should be addressed to UCAR International Inc., 39 Old Ridgebury Road, Danbury, Connecticut 06817, Attention: Investor Relations, telephone number (203) 207-7726.


                                   THE COMPANY

         The Company's business was founded in 1886 by National Carbon Company. In 1917, National Carbon Company, along with Union Carbide Company and three other companies, became subsidiaries of a new corporation named Union Carbide and Carbon Company, now known as Union Carbide Corporation ("Union Carbide"). In the 1950s, National Carbon Company was dissolved, and its business subsequently became the Carbon Products Division of Union Carbide.

         Effective  January  1,  1989,  Union  Carbide  realigned  each  of  its worldwide businesses into separate subsidiaries (the "Realignment"). In connection therewith, the business of the Carbon Products Division was separated from Union Carbide's other business and became owned by the Company, which was then wholly-owned by Union Carbide. On February 25, 1991, Union Carbide sold 50% of the common equity of the Company to Mitsubishi Corporation ("Mitsubishi") for $233 million (the "Mitsubishi Purchase"). Since the Mitsubishi Purchase, the Company has operated on a stand alone basis in all material respects. In this regard, the Company has been self-financing, except for certain credit enhancements which were provided by Union Carbide and Mitsubishi and which the Company terminated in their entirety in September 1994.

         On January 26, 1995, the Company consummated a leveraged recapitalization (the "Recapitalization") pursuant to the Recapitalization and Stock Purchase and Sale Agreement dated as of November 14, 1994 (the "Recapitalization Agreement") among Blackstone Capital Partners II Merchant Banking Fund L.P. ("BCP"), Blackstone Offshore Capital Partners II L.P. ("BOCP"), Blackstone Family Investment Partnership II L.P. ("BFIP" and, together with BCP and BOCP, "Blackstone"), Union Carbide, Mitsubishi and UCAR. Pursuant to the Recapitalization: (i) UCAR issued Common Stock representing approximately 75% of the then outstanding Common Stock to Blackstone, Chase Equity Associates, L.P. and certain members of management for $203 million; (ii) UCAR Global Enterprises Inc., as wholly-owned subsidiary of UCAR ("Global"), and certain of its subsidiaries borrowed $585 million under senior secured bank facilities (the "Recapitalization Bank Facilities"); (iii) Global issued $375 million of Subordinated Notes; (iv) the Company repaid approximately $250 million of then existing indebtedness; (v) UCAR repurchased and cancelled all of the common equity then held by Mitsubishi for $406 million; (vi) UCAR paid to Union Carbide a cash dividend of $347 million on the common equity then held by Union Carbide, which common equity was reclassified and immediately thereafter represented approximately 25% of the then outstanding Common Stock; and (vii) certain members of management received restricted stock matching a portion of the Common Stock purchased by them and options to purchase up to an aggregate of 12% of the then outstanding Common Stock on a fully diluted basis, subject to certain vesting provisions. In connection with the Recapitalization, the Company transferred all of the stock of its operating subsidiaries to Global or subsidiaries of Global. UCAR currently holds no material assets other than common stock of Global.

         On August 15, 1995, UCAR completed its initial public offering of Common Stock (the "Initial Offering"). In connection with the Initial Offering, UCAR sold Common Stock representing 22% of the Common Stock outstanding immediately after the Initial Offering for net proceeds of $227 million and Union Carbide sold all of the Common Stock then owned by it. UCAR used net proceeds from the Initial Offering to contribute to Global an amount sufficient to redeem $175 million aggregate principal amount of Subordinated Notes at a redemption price equal to 110% of the aggregate principal amount thereof, plus accrued interest thereon of $4 million (the "Redemption"). On October 19, 1995, the Company refinanced the Recapitalization Bank Facilities (such new facilities, the "Senior Bank Facilities") at more favorable interest rates and with more favorable covenants (the "Refinancing"). The Redemption and Refinancing reduced the Company's annual interest expense by approximately $34 million (based on the principal amounts outstanding and the interest rates in effect at the time of the Redemption and the Refinancing, respectively). The Senior Bank Facilities were amended and restated on March 19, 1997 to increase the amount available under the revolving credit facility to $200 million from $100 million and to change the covenants to allow more flexibility in uses of free cash flow.

         In March 1996, certain stockholders of UCAR, including Blackstone, sold an aggregate of 16,675,000 shares of Common Stock in a secondary public offering (the "1996 Secondary Offering"). UCAR did not sell any shares in the 1996 Secondary Offering and did not receive any proceeds from the shares sold by the selling stockholders but did receive proceeds of approximately $1.5 million from the exercise of options by certain of the selling stockholders in connection with the sale in the 1996 Secondary Offering of the shares acquired upon the exercise of such options.

         In February 1997, UCAR's Board of Directors authorized a program to repurchase up to $100 million of Common Stock at prevailing prices from time to time in the open market or otherwise depending on market conditions and other factors. In April 1997, Blackstone sold an aggregate of 6,411,227 shares of Common Stock in a secondary public offering (the "1997 Secondary Offering"). UCAR did not sell any shares in the 1997 Secondary Offering and did not receive any proceeds from the shares sold by Blackstone. Concurrently with the 1997 Secondary Offering, UCAR repurchased 1,300,000 shares of Common Stock from Blackstone (the "Blackstone Share Repurchase") for approximately $48 million, which constituted part of the stock repurchase program. After the 1996 Secondary Offering, the 1997 Secondary Offering and the Blackstone Share Repurchase, Blackstone owned approximately 3% of the outstanding shares of Common Stock.


                              SELLING STOCKHOLDERS


         The following table sets forth, to the knowledge of the Company, the number of shares of Common Stock and the percentage of the outstanding shares of Common Stock beneficially owned by each Selling Stockholder, the number of shares which may be sold by such Selling Stockholder, and the number of shares and percentage of outstanding shares to be beneficially owned by such Selling Stockholder after this offering if all the shares offered by such Selling Stockholder are sold. Unless otherwise indicated, each person has sole investment and voting power with respect to the shares set forth in the following table. As of March 31, 1997, the Company had 46,856,521 shares of Common Stock issued and outstanding.



                                                  BENEFICIAL OWNERSHIP                                          BENEFICIAL OWNERSHIP
                                                  PRIOR TO THE OFFERING(C)                                       AFTER THE OFFERING
                                                  ------------------------                                       -------------------
                                                    SHARES OF                                SHARES TO      SHARES OF
                                                  COMMON STOCK        PERCENTAGE              BE SOLD     COMMON STOCK    PERCENTAGE
                                                  ------------        ----------              -------     ------------    ----------


Robert P. Krass(a)(b)(d)................           1,306,485             2.8%                 970,385      336,100           *
Robert J. Hart(a)(d)(e).................             575,234             1.2%                 388,777      186,457           *
Peter B. Mancino(a)(d)(e)...............             288,262             *                    269,153       19,109           *
William P. Wiemels(a)(d)(e).............             382,721             *                    325,022       57,699           *
Fred C. Wolf(a)(d)(e)...................             231,746             *                    213,304       18,442           *


--------------------

 *    Represents holdings of less than one percent.

(a)   Each such  person's business address is 39 Old  Ridgebury  Road,  Danbury,
      Connecticut 06817.
(b) Except as to the column entitled "Shares to be Sold," includes 214,853 shares held by Krass Family Limited Partnership, a limited partnership of which Mr. Krass is the general partner. Mr. Krass disclaims beneficial ownership of such shares.

                                        4



(c) Includes shares subject to vested and unvested options, respectively, granted under the Company's Management Stock Option Plan as follows: Mr.
      Krass,  808,654 shares and 161,731  shares;  Mr. Hart,  313,147 shares and
      75,630 shares; Mr. Mancino, 216,794 shares and 52,359 shares; Mr. Wiemels,
      264,518 shares and 60,504 shares; and Mr. Wolf, 170,253 shares and 43,051 shares.
(d) Shares to be sold consist of shares to be acquired upon exercise of options granted pursuant to the Company's Management Stock Option Plan.
(e) Except as to the column entitled "Shares to be Sold" includes the approximate number of shares attributable to such person under the UCAR
      Carbon Savings Plan as of March 31, 1997.


      Each of the individual Selling Stockholders is currently employed by the Company and has been employed by the Company during the past three years.

      The Selling Stockholders acquired options to purchase shares of Common Stock pursuant to grants under the Company's Management Stock Option Plan in January 1995. The shares of Common Stock to be sold hereunder will be acquired upon the exercise of such options.


                              PLAN OF DISTRIBUTION

      The Shares may be offered and sold from time to time by one or more of the Selling Stockholders. No Selling Stockholder is required to offer or sell any of his Shares. The Selling Stockholders anticipate that, if and when offered and sold, the Shares will be offered and sold in transactions effected on the NYSE at then prevailing market prices. The Selling Stockholders reserve the right, however, to offer and sell the Shares on any other national securities exchange on which the Common Stock is or may become listed or in the over-the-counter market, in each case at then prevailing market prices, or in privately negotiated transactions at a price then to be negotiated. All offers and sales made on the NYSE or any other national securities exchange or in the over-the-counter market will be made through or to licensed brokers and dealers. No agreements, arrangements or understandings have been entered into with any broker or dealer, and no brokers or dealers have been selected, in connection with the offer and sale of the Shares. No discounts, commissions or other compensation will be allowed or paid by the Selling Stockholders or the Company in connection with the offer and sale of the Shares, except that usual and customary brokers' commissions may be paid by the Selling Stockholders. All proceeds from the sale of the Shares will be paid directly to the Selling Stockholders and will not be deposited in an escrow, trust or other similar arrangement.

      The selling broker may act as agent or may acquire the Shares or interests therein as principal or pledgee and may, from time to time, effect distributions of the Shares or interests. If a dealer is utilized in the sale of the Shares in respect of which the Prospectus is delivered, the Selling Stockholders will sell the Shares to the dealer, as principal. The dealer may then resell the Shares to the public at varying prices to be determined by such dealer at the time of resale.

      The legal, accounting and other fees and expenses related to the offer and sale of the Shares contemplated hereby are estimated to be $35,000 and will be paid by the Company. The Company will pay all expenses incurred in connection with this offering, excluding commissions charged by any broker-dealer acting on behalf of a Selling Stockholder.


                                  LEGAL MATTERS

      Certain legal matters with respect to the validity of the Shares will be passed upon for UCAR by Kelley Drye & Warren LLP, Stamford, Connecticut.

                                     EXPERTS

      The Consolidated Financial Statements of the Company at December 31, 1995 and 1996 and for each of the years in the three year period ended December 31, 1996, which are included in UCAR's Annual Report on Form 10-K for the year ended December 31, 1996, have been incorporated by reference in this Prospectus and in the Registration Statement in which this Prospectus appears in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, which is incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

      The report of KPMG Peat Marwick LLP refers to a change in 1996 in the Company's method of determining LIFO inventories.

NO DEALER, SALESPERSON OR OTHER PERSON HAS
BEEN AUTHORIZED TO GIVE ANY INFORMATION OR
TO MAKE ANY REPRESENTATION NOT CONTAINED IN
THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH
INFORMATION OR REPRESENTATION MUST NOT BE
RELIED UPON AS HAVING BEEN AUTHORIZED BY THE
COMPANY OR ANY SELLING SOCKHOLDER. THIS
PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO
SELL OR A SOLICITATION OF AN OFFER TO BUY ANY
OF THE SECURITIES OFFERED HEREBY IN ANY
JURISDICTION TO ANY PERSON TO WHOM IT IS
UNLAWFUL TO MAKE SUCH OFFER IN SUCH
JURISDICTION. NEITHER THE DELIVERY OF THIS
PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL,          UCAR INTERNATIONAL INC.
UNDER ANY CIRCUMSTANCES, CREATE ANY
IMPLICATION THAT THERE HAS BEEN NO CHANGE IN
THE AFFAIRS OF THE COMPANY SINCE THE DATE
HEREOF OR THAT THE INFORMATION CONTAINED
HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT
TO ITS DATE.
                                                              2,166,641
                                                                Shares
                                                             Common Stock
            -------------------                             ($.01 par value)






                                                               PROSPECTUS



                     TABLE OF CONTENTS

                                                      PAGE
                                                      ----

Available Information....................................2
Incorporation of Documents by Reference..................2
The Company..............................................3
Selling Stockholders.....................................4
Plan of Distribution.....................................5
Legal Matters........................................... 5
Experts................................................. 6